Prairie Operating Co.

55 Waugh Drive, Suite 400

Houston, Texas 77007

November 22, 2024

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Registration Statement on Form S-3
Filed October 18, 2024
File No. 333-282730

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 14, 2024, with respect to the Company’s Registration Statement on Form S-3, File No. 333-282730, filed with the Commission on October 18, 2024 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form S-3 filed October 18, 2024

Registration Rights Agreement, page 6

1.	We note that in connection with the Standby Equity Purchase Agreement (the “SEPA”), you entered into a registration rights agreement with YA II PN, LTD., pursuant to which you agreed to file a registration statement registering the resale of the common stock underlying the SEPA, a promissory note in the original principal amount of $15 million, and a commitment fee of 100,000 shares of common stock. Please revise your disclosure here and in the corresponding section of each resale prospectus to ensure such transactions are fully described and to disclose the total amount of shares that are subject to this registration rights agreement.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure on page 6, page 10 and pages 10 and 15 of each respective prospectus contained in Amendment No. 1 to the Registration Statement in response to the Staff’s comments.

Securities and Exchange Commission

November 22, 2024

Description of Securities

Forum Selection, page 8

2.	Your disclosure regarding your exclusive forum provision does not appear consistent with the provision included in your governing documents. In that regard, we note that Clause Thirteenth of your second amended and restated certificate of incorporation and Section 8.08 of your amended and restated bylaws select “the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware...” as the exclusive forum for certain actions and that the district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please ensure corresponding disclosure is included in each resale prospectus.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure on page 8, page 12, and page 12 of each prospectus contained in Amendment No. 1 to the Registration Statement in response to the Staff’s comments.

Plan of Distribution, page 17

3.	You state on page 17 of the resale prospectus registering the offer and sale of up to 4,198,343 Shares of Common Stock that Regulation M “may apply to sales of securities in the market and to the activities of the Selling Stockholder and its affiliates.” Please revise to disclose how the provisions of Regulation M may prohibit YA II PN, LTD and any other distribution participants that are participating in the distribution of your securities from engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the ordinary shares) while the equity line is in effect; and purchasing shares in the open market while the equity line is in effect.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure on page 17 of the resale prospectus registering the offer and sale of up to 4,198,343 Shares of Common Stock in Amendment No. 1 to the Registration Statement in response to the Staff’s comments.

Securities and Exchange Commission

November 22, 2024

General

4.	It appears that the aggregate market value of your common equity held by non-affiliates during the 60 days prior to October 18, 2024 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that the aggregate market value of the outstanding voting and non-voting shares of the Company’s common stock held by non-affiliates during the 60 days prior to October 18, 2024 exceeded the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. As reported in the Quarterly Report on Form 10-Q of the Company filed on November 8, 2024 for the quarterly period ending September 30, 2024, 22,918,763 shares of common stock were outstanding as of November 7, 2024, the same number of shares of common stock outstanding as of October 18, 2024. To the knowledge of the Company, as of October 18, 2024 and November 8, 2024, affiliates of the Company, including directors, executive officers and 10% and greater beneficial owners of the Company’s common stock, held 14,812,437 shares of common stock, comprised of (i) 2,864,610 shares of common stock directly and indirectly held by directors and executive officers of the Company, (ii) 10,439,614 shares of common stock held by Narrogal Nominees Pty Ltd ATF Gregory K O’Neill Family Trust and (iii) 1,508,213 shares of common stock directly and indirectly held by Paul Kessler, a former director of the Company. In accordance with Compliance and Disclosure Interpretation 116.06, the Company selected September 17, 2024, such date being 31 days prior to October 18, 2024, as the date for determining the price of the common stock of the Company for calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company under General Instruction I.B.1 of Form S-3. On September 17, 2024, the Company’s common stock closed at a price of $11.87. Accordingly, the Company calculated the aggregate market value of its common equity held by non-affiliates in accordance with General Instruction I.B.1 of Form S-3 as follows:

Shares Outstanding (October 18, 2024)	22,918,763
Shares Issued and Beneficially Owned by Affiliates (October 18, 2024)	14,812,437
Shares Outstanding Held by Non-Affiliates (October 18, 2024)	8,106,326
Closing Price of Common Stock (September 17, 2024)	$11.87
Aggregate Market Value of Common Equity Held by Non-Affiliates	$96,222,090

Securities and Exchange Commission

November 22, 2024

Since the Company satisfied the requirement specified in General Instruction I.B.1 of Form S-3 that the aggregate market value of its common equity held by non-affiliates be greater than $75 million as of a date within 60 days prior to the date of filing of the Registration Statement, we believe the Company is eligible to use Form S-3 for both primary and resale offerings.

5.	Please revise your explanatory note to clarify that the resale prospectus registering the offer and sale by certain selling stockholders of an aggregate of 2,968,592 shares of common stock includes 1,141,552 shares that are issuable upon exercise of warrants issued to investors in accordance with a subordinated promissory note entered into on September 30, 2024 and 1,827,040 shares issued to an investor pursuant to a securities purchase agreement dated September 30, 2024.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure in the explanatory note of Amendment No. 1 to the Registration Statement in response to the Staff’s comments.

6.	Please revise the explanatory note and the prospectus cover page for the resale prospectus registering the offer and sale of to 4,198,343 shares of common stock by YA II PN, LTD., to clarify whether you are registering 100,000 commitment shares issued to YA. In that regard, we note your disclosure on page 14 under Selling Stockholder states that such 4,198,343 shares consist of (i) up to 100,000 commitment shares that have been issued to YA for the commitment fee, and (ii) up to 4,098,343 shares of common stock (a) issuable to YA by the company under the SEPA, subject to the satisfaction of the conditions set forth in the SEPA, and (b) issuable to YA upon conversions of the Yorkville Note.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure in the explanatory note and on the cover page of the resale prospectus with respect to the registration of 4,198,343 shares of common stock in Amendment No. 1 to the Registration Statement in response to the Staff’s comments.

7.	Please expand the disclosure in your resale prospectus with respect to the registration of 2,968,592 shares of common stock to describe the material terms of the warrants to purchase 1,141,552 shares, including the exercise price and the period of time during which such warrants are exercisable.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure on the cover page of the resale prospectus with respect to the registration of 2,968,592 shares of common stock in Amendment No. 1 to the Registration Statement in response to the Staff’s comments.

Securities and Exchange Commission

November 22, 2024

8.	Please expand the disclosure in your resale prospectus with respect to the registration of 4,198,343 shares of common stock to describe the material terms of the Yorkville Note, including the conversion price and any mechanics.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure on the cover page of the resale prospectus with respect to the registration of 4,198,343 shares of common stock in Amendment No. 1 to the Registration Statement in response to the Staff’s comments.

9.	We note your disclosure in each resale prospectus under Plan of Distribution that your selling shareholders may sell their securities to or through underwriters and in any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

RESPONSE: We respectfully acknowledge the Staff’s comment and confirm engaging an underwriter would be a material change requiring a post-effective amendment or inclusion in an incorporated report or form of prospectus filed pursuant to Rule 424(b).

*      *      *      *      *

In addition, the Company would like to inform the Staff of its intention to file the unaudited pro forma condensed combined financial information of the Company and Nickel Road Operating LLC (“NRO”), reflecting the acquisition of certain assets of NRO by the Company, for the nine-month period ended September 30, 2024, and the year ended December 31, 2023, prior to submitting a request for effectiveness with the Staff. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:
T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.